   As Filed with the Securities and Exchange Commission on March 21, 2000
                        Registration No. 333-__________
                        ===============================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   FORM SB-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             WORLDWIDE DATA, INC.
             (Exact name of registrant as specified in its charter)

DELAWARE                                                   7389                                        2-3810724
(State or Other Jurisdiction of                   (Primary Standard Industrial                     (IRS Employer
Incorporation or Organization)                    Classification Code Number)                 Identification No.)

                        (Address and telephone number of
                   principal executive offices and principal)

                               BRONSON B. CONRAD
                                   President
                          36 TORONTO STREET, SUITE 250
                                TORONTO, ONTARIO
                                CANADA, M5C 2C5
                                 (416) 214-6296

                          Copies of communications to:
                                STEPHEN M. DAVIS
                      HELLER EHRMAN WHITE & McAULIFFE LLP
                                711 FIFTH AVENUE
                         NEW YORK, NEW YORK 10022-3194
                           TELEPHONE: (212) 832-8300
                           TELECOPIER: (212) 832-3353

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this Form is filed to register additional Common Stock for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: []


                        CALCULATION OF REGISTRATION FEE

Title of each class of                                   Proposed             Proposed
 securities to be               Amount to be         maximum offering         maximum            Amount of
 registered                    registered (1)       price per unit (2)     offering price    registration fee
----------------------         --------------      -------------------   ------------------  -----------------
Common Stock, par
value $.001 per share         1,188,155 shares           $ 3.44             $ 4,087,253.20       $1,079.03
                            ---------------------  --------------------  ------------------  -----------------


______________________

(1) Represents the estimated maximum number of shares of the Common Stock of the Registrant which may be issued to the Selling Stockholders upon the conversion of convertible debentures and the exercise of the warrants for Common Stock. In the event of a stock split, stock dividend or similar transaction involving the Common Stock of the Registrant, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares in accordance with Rule 416(a) under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) under the Securities Act of 1933, as amended, calculated in accordance with Rule 457(c) on the basis of the average of the bid and ask prices reported on the Over-the-Counter ("OTC") Electronic Bulletin Board on March 15, 000.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                SUBJECT TO COMPLETION, DATED March 16, 2000

                                   PROSPECTUS

                              WorldWide Data, Inc.
                                1,188,155 SHARES
                                  COMMON STOCK


          This Prospectus covers 1,188,155 shares of Common Stock of Worldwide Data, Inc. held by a limited number of our stockholders named in this Prospectus. We will receive none of the proceeds from this offering. On March 15, 2000, the closing price of our Common Stock, which is quoted on the Electronic Bulletin Board under the symbol "WWDI" was $3.50 per share.

                             AVAILABLE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy our filings at the SEC's public reference rooms in Washington, D.C., New York, New York or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov."


          We have filed this Registration Statement on Form SB-1 (together with all amendments and exhibits thereto, the Registration Statement) with the SEC under the Securities Act with respect to the Common Stock offered hereby. This Prospectus is part of that Registration Statement, and, as permitted by the SEC's rules, does not contain all of the information set forth in the Registration Statement. For further information with respect to us or our Common Stock, you may refer to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. You can review a copy of the Registration Statement and its exhibits and schedules at the public reference room maintained by the SEC, and on the SEC's web site, as described above.

                               PROSPECTUS SUMMARY

          The following summary information is qualified in its entirety by the detailed information and financial information appearing elsewhere in this Prospectus. This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this prospectus, the words "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include those discussed under the caption "Risk Factors". Unless the context requires otherwise, all references herein to the "Company" or "Worldwide" mean Worldwide Data, Inc. and its wholly-owned subsidiary, Worldwide Online Corp.

                                  The Company

          WorldWide was incorporated in Delaware in April 9, 1995 and owns all of the Common Stock of WorldWide Online Corp., an Internet service provider located in Toronto and organized under the laws of the Province of Ontario. Through our wholly-owned subsidiary, we provide individuals and businesses an array of e-business solutions and services that enable enterprises to capitalize on the power of the Internet to reach and support customers and markets. Our principal executive offices are located at 36 Toronto Street, Suite 250, Toronto, Ontario M5C 2C5, and our telephone number is (416)-214-6416.

          We have specifically tailored our service offerings for small or growing enterprises seeking rapid delivery of cost-effective, high value-added, comprehensive solutions for their e-business initiatives. Our services consist of (i) e-Business Consulting, (ii) Internet Solutions, (iii) Application Hosting, (iv) Providing Internet Service and (v) Customer Support. By offering a seamless integration of these services, we believe that we are a full service provider of e-business solutions for small or growing enterprises. We enable our clients to overcome the obstacle described above by combining high-quality cost-effective e-business services with application hosting and Internet access to deliver sophisticated e-business solutions and services that otherwise might be unavailable to them.

          From our inception in 1995 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small and growing enterprises. Since 1998, however, the focus of our business and the significant portion of our revenues has been derived from our e-Business Consulting, Internet Solutions, Application Hosting and Customer Support services.

          Our services enable us to develop, build and maintain e-commerce websites for our clients, and create revenue-generating programs for our clients that attract consumers to their respective sites. In addition, we complement these offerings with a call center and related services that provide customer service and support.

                                 The Offering

Common Stock offered by us                      None

Common Stock offered by the selling             1,188,155 shares
 stockholders

Common Stock outstanding after the offering     4,851,255 shares
 assuming the conversion of all convertible debentures and the exercise of all warrants

Use of proceeds                                 We will not receive proceeds
                                                from the sale of the shares
                                                offered hereby.



                      Summary Consolidated Financial Data



                                                                             Year Ended December 31,
                                                                              1999             1998
                                                                              ----             ----
                                                                           (in thousands, except
                                                                            percentages and share data)
    Consolidated Statement of Operations Data:

    Revenues
        Online services                                                 $          495   $          338
        Aircraft leasing                                                            64                -
                                                                          -------------    -------------
                                                                                   559              338

    Cost of sales                                                                  429              288
                                                                          -------------    -------------
    Gross profit                                                                   130               50

    Goodwill expense                                                               104               78
    Selling, general & administrative expenses                                     417              417
                                                                          -------------    -------------

        Loss from operations                                                      (391)            (445)

    Other income & expenses
        Gain from sale of aircraft                                                 120                -
        Interest income                                                             23                2
                                                                          -------------    -------------

    Income (loss) before taxes                                                    (248)            (443)

    Provision for income taxes                                                        -               -
                                                                          -------------    -------------

    Net income (loss)                                                             (248)            (443)
                                                                          =============    =============

    Basic and diluted loss per share                                             (0.08)           (0.20)
                                                                          =============    =============

    Weighted average shares used in basic net
         income per share calculation                                            3,026            2,246
                                                                          =============    =============


                                  RISK FACTORS


THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. WHILE THESE ARE THE RISKS AND UNCERTAINTIES WE BELIEVE ARE MOST IMPORTANT FOR YOU TO CONSIDER, YOU SHOULD KNOW THAT THEY ARE NOT THE ONLY RISKS OR UNCERTAINTIES FACING US OR WHICH MAY ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS OR UNCERTAINTIES ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS WOULD LIKELY SUFFER. IN THAT EVENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

     We have a history of operating losses and may never be profitable.

     We have been operating at a significant loss since our formation, and you cannot assume that our plans will either materialize or prove successful. There is no assurance that our operations will become profitable. In the event our plans are unsuccessful, you may lose all or a substantial part of your investment.


     Our Future Success is Uncertain Because We Have Significantly Changed Our Business.

          Prior to 1998, we primarily acted as an Internet service provider and provided limited strategic planning and Internet systems integration services. From 1998 to 1999, we added application hosting to our service offerings and substantially increased our capacity to provide e-Business Consulting and Internet Solutions. Due to these recent significant changes, we are subject to the risk that we will fail to implement our business model and strategy. This risk is heightened because we are operating in the new and rapidly evolving e-business solutions market. Our historical results of operations do not reflect our new service offerings. Consequently, our historical operating results and pro forma financial information may not give you an accurate indication of how we will perform in the future.

     We May Need Additional Capital, Which May Not Be Available To Us, And Which, If Raised, Will Dilute Your Ownership Interest In Us.

          We need to raise additional funds which we intend to do through public or private equity or debt financings in order to:

          .  Support additional capital expenditures;

          .  Take advantage of acquisition or expansion opportunities;

          .  Develop new services; or

          .  Address additional working capital needs.

          If we cannot obtain financing on terms acceptable to us or at all, we will be unable to complete some or all of these activities. As a result, we could grow more slowly or stop growing. Any additional capital raised through the sale of equity will dilute your ownership interest in us and may be on terms that are unfavorable to holders of our Common Stock.

     Our Business Will Suffer If Growing Enterprises Do Not Adopt And Accept Application Hosting Services.

          Our ability to increase revenues and achieve profitability depends, among other things, on the adoption and acceptance of third-party application hosting services by our target market of growing enterprises. Information technology service providers, including us, only recently have begun to offer third-party application hosting services. The market for these services has only recently begun to develop and is evolving rapidly.

     Our Business Will Suffer If Growing Enterprises Do Not Accept E-Business Solutions.

          Our ability to increase revenues and achieve profitability depends on the widespread acceptance of e-business solutions by commercial users, particularly growing enterprises. The market for e-business solutions is relatively new and is undergoing significant change. The acceptance and growth of e-business solutions will be limited if the Internet does not prove to be a viable commercial market.

     We Rely On Key Employees Whose Absence Could Adversely Impact Our Ability To Execute Our Business Strategy.

          Our future success will depend in large part on our ability to attract, motivate and retain highly qualified employees. Competition for these employees is intense and the process of locating technical and management personnel with the combination of skills and attributes required to execute our business strategy is often lengthy. Once these employees are hired, there can still be intense competition for their services from other businesses, including other start-up or Internet-related businesses. If we are successful in implementing our business strategy, additional strain will be placed on our
managerial, operating, financial and other resources.   In addition, we are
highly dependent upon the experience, abilities and continued efforts of our senior management, especially Romeo Colacitti, our Chief Executive Officer. We do not presently maintain "key man" life insurance with respect to the members of our senior management. Our inability to attract key personnel or the loss of the services of one or more of the key members of our senior management, including Mr. Colacitti, could have a material adverse impact on our business, financial condition or results of operations. The Company has not entered into an employment contract with Mr. Colacitti or any other Company employee.

     We Have Limited Experience In Marketing Our Services And Limited Marketing And Customer Support Resources.

          Our success depends to a significant degree on our ability to continually replace subscribers who terminate our services and attract and retain new subscribers. We have limited marketing experience and limited marketing, customer support and other resources. Full-scale marketing of our services to individuals and small businesses may require us to rely on third party distribution channels, such as retail stores, catalogs, book publishers and computer hardware and software vendors. We may not be able to develop or maintain relationships with these parties. Our business plan will also require us to expand our customer service and support capabilities in order to satisfy increasing customer demands. We may not be able to successfully expand our customer service or support capabilities, and our marketing efforts may not result in initial or continued acceptance for our Internet access services.

     We May Lose Customers If We Are Unable To Respond To Technological Change In The Industry.

          The market for business Internet service is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our system, particularly in response to our competition. We can provide no assurance that we will be successful in responding quickly, cost effectively or sufficiently to these developments. In addition, we may be required to make substantial expenditures in order to adapt to new Internet technologies or standards. These expenditures could have a material adverse effect on our business, financial condition or results of operations.

     We May Lose Customers Or Incur Significant Expenses As A Result Of Security Breaches Of Our Network.

          Despite our implementation of security measures, our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. A person gaining unauthorized access to our network may be able to view and download confidential information stored on our systems or the systems of our subscribers. We could be found liable to our subscribers for unauthorized access and we may lose potential subscribers if they perceive our system to be unsafe. Although we have implemented industry standard security measures, similar measures have been circumvented in the past, and we can provide no assurance that measures we implement will not be circumvented in the future. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of our services, which could have a material adverse effect on our business, financial condition or results of operations.

     We Plan To Expand Rapidly; If We Cannot Manage Our Growth Successfully, Our Growth May Slow Or Stop.

          Since January 1999, we have expanded our operations. Our growth has placed, and will continue to place, a significant strain on our management, operating and financial systems, and sales, marketing and administrative resources. If we cannot manage our expanding operations, we may not be able to continue to grow or we may grow at a slower pace. Furthermore, our operating costs may escalate faster than planned. In order to manage our growth successfully we must:

          . Improve our management, financial and information systems and controls;

          .  Expand, train and manage our employee base effectively; and

          .  Enlarge our infrastructure for application hosting services.

     Our Quarterly Revenues And Operating Results Are Likely To Vary Which May Cause The Market Price Of Our Common Stock To Decline.

          Our quarterly revenues and operating results are volatile and difficult to predict. Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter in the future. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market investors. If so, the market price of our Common Stock may decline significantly.

          Factors that may cause our results to fluctuate include:

          . The amount and timing of demand by our clients for e-business solution services;

          .  Our ability to obtain new and follow-on client engagements;

          .  The number, size and scope of our projects;

          . Cancellations or reductions in the scope of major consulting and systems integration projects;

          . Our ability to enter into multiyear contracts with application hosting clients;

          .  Cancellations of month-to-month application hosting contracts;

          . The length of the sales cycle associated with our service offerings;

          .  The introduction of new services by us or our competitors;

          .  Changes in our pricing policies or those of our competitors;

          . Our ability to attract, train and retain skilled personnel in all areas of our business; and

          . Our ability to manage costs, including personnel costs and support services costs.

          We derive a substantial portion of our revenues from providing professional services. We generally recognize revenues as we provide services. Personnel and related costs constitute the substantial majority of our operating expenses. Because we establish the levels of these expenses in advance of any particular quarter, underutilization of our professional services employees may cause significant reductions in our operating results for a particular quarter.

     Our Growth Could Be Limited if We Are Unable to Attract and Retain Qualified Personnel.

          We believe that our success depends largely on our ability to attract and retain highly skilled technical, consulting and managerial personnel. We may not be able to hire or retain the necessary personnel to implement our business strategy. In addition, we may need to pay higher compensation for employees than we currently expect. Individuals with e-business solutions skills, particularly those with the significant experience which we generally require, are in very short supply. Competition to hire from this limited pool is intense.

     We May Lose Money On Fixed-Fee Contracts.

          We derive a portion of our revenues from fixed-fee contracts. If we misjudge the time and resources necessary to complete a project, we may incur a loss in connection with the project. This risk is heightened because we work with complex technologies in compressed time frames.

     Our Failure To Meet Client Expectations Or Deliver Error-Free Services Could Result In Losses And Negative Publicity.

          Many of our engagements involve information technology solutions that are critical to our clients' businesses. Any defects or errors in these solutions or failure to meet clients' specifications or expectations could result in:

          .  Delayed or lost revenues due to adverse client reaction;

          . Requirements to provide additional services to a client at no charge;

          . Refunds of monthly application hosting fees for failure to meet service level obligations;

          . Negative publicity about us and our services, which could adversely affect our ability to attract or retain clients; and

          . Claims for substantial damages against us, regardless of our responsibility for such failure, which may not be covered by our insurance policies and which may not be limited by the contractual terms of our engagement.

     We Generate A Significant Portion Of Our Revenues From Services Related To Packaged Software Applications Of A Limited Number Of Vendors; We Would Experience A Reduction In Revenues If Any Of Those Vendors Cease Doing Business With Us.

          We derive a significant portion of our revenues from projects in which we customize, implement or host packaged software applications developed by third parties. We do not have contractual arrangements with any of these software vendors. As a result, those software vendors with whom we do not have contractual arrangements can cease making their products available to us at their discretion. Even in the case of software vendors with whom we do have contractual arrangements, those arrangements are either terminable at will by either party or are for terms of one year or less. In addition, these software vendors may choose to compete against us in providing strategic consulting, systems integration or application hosting services. Moreover, our success is dependent upon the continued popularity of the product offerings of these vendors and on our ability to establish relationships with new vendors in the future. If we are unable to obtain packaged applications from these or comparable vendors or, if our vendors choose to compete with us or the popularity of their products declines, our business may be adversely affected.

     Our Success Is Dependent Upon Pricing Of Our Services And Obtaining Customers As An Internet Service Provider.

          Because we provide commercial Internet subscription services, our success in this market sector depends upon the willingness of subscribers to pay the installation costs and monthly fees of our services. We cannot predict whether demand for our services will materialize at the prices we expect to charge or whether the market will accept prices we may set. Our failure to achieve or sustain desired pricing levels or to obtain a sufficient number of subscribers for our services could have a material adverse effect on our business, financial condition or results of operations. Our ability to attract subscribers and generate future revenues will be dependent on a number of factors, many of which are beyond our control. We can provide no assurance that we will be able to increase our subscriber base. Because of these variables, we are unable to accurately forecast our revenues.

     Our Markets Are Highly Competitive And Our Failure To Compete Successfully Will Limit Our Ability To Retain And Increase Our Market Share.

          Our markets are new, rapidly evolving and highly competitive. We expect this competition to persist and intensify in the future. Our failure to maintain and enhance our competitive position will limit our ability to maintain and increase our market share, which would result in serious harm to our business. Many of our competitors are substantially larger than we are, and have substantially greater financial, infrastructure and personnel resources than we have. Furthermore, many of our competitors have well established, large and experienced marketing and sales capabilities and greater name recognition than we have. As a result, our competitors may be in a stronger position to respond quickly to new or emerging technologies and changes in client requirements. They may also develop and promote their services more effectively than we do. Moreover, barriers to entry, particularly in the strategic consulting and systems integration markets, are low. We therefore expect additional competitors to enter these markets.

     Intellectual Property Infringement Claims Against Us, Even Without Merit, Could Cost A Significant Amount Of Money To Defend And May Divert Management's Attention.

          As the number of e-business applications in our target market increases and the functionality of these applications overlap, we may become subject to infringement claims. We cannot be certain that our services, the solutions that we deliver or the software used in our solutions do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. If there is infringement, we could be liable for substantial damages. Any infringement claims, even if without merit, can be time consuming and expensive to defend. They may divert management's attention and resources and could cause service implementation delays. They also could require us to enter into costly royalty or licensing agreements.

     We Lack Effective Methods For Protecting Our Proprietary Information.

          We have no software registered copyrights or patents or patent applications pending. We do not have any proprietary applications software. We rely or intend to rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect our proprietary information. It may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, our proprietary information without authorization. We employ confidentiality agreements with our employees and license agreements with our customers, but these agreements may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of such information.

     Changes In Regulations And Legislation May Increase Our Liability, Our Expenses And Competition For Our Services.

          Recently enacted federal, state and local legislation aimed at limiting the use of the Internet to transmit certain content and materials could result in significant potential liability to Internet service providers for information disseminated through their systems. The adoption or strict enforcement of these or any other future laws or regulations could increase our cost of doing business. The application of existing laws governing issues such as property ownership, libel and personal privacy to the Internet is uncertain. Any new legislation or regulation or the clarification of the application of existing laws and regulations to the Internet could have an adverse effect on our business and prospects. Changes in the regulatory environment relating to the Internet connectivity industry, including regulatory changes which directly or indirectly affect telecommunication costs, could increase the likelihood or scope of competition from local and regional telephone companies or others.

     Our Business May Suffer If Growth In The Use Of The Internet Declines.

          Our business is dependent upon continued growth in the use of the Internet by our clients, prospective clients and their customers and suppliers. If the number of users on the Internet does not increase and commerce over the Internet does not become more accepted and widespread, demand for our services may decrease and, as a result, our revenues would decline. Factors that may affect Internet usage or electronic commerce adoption include:

          .  Actual or perceived lack of security of information;

          .  Lack of access and ease of use;

          .  Congestion of Internet traffic;

          .  Inconsistent quality of service;

          .  Increases in access costs to the Internet;

          .  Excessive governmental regulation;

          .  Uncertainty regarding intellectual property ownership;

          .  Reluctance to adopt new business methods; and

          .  Costs associated with the obsolescence of existing infrastructure.

     We May Incur Expenses Or Suffer A Loss Of Business If Our Network Fails.

          Our success will depend in part upon our ability to support a complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problems at our network operations center could cause interruptions in our services. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition or results of operations.

     We May Incur Liability Related To Our Network Technology Or The Information Or Content On Our Network.

          We may face liability under federal, state, provincial or foreign laws for defamation, copyright, trademark or patent infringement, negligence, obscenity or other claims related to the information or data on our network or the technology used in our network. This potential liability may require us to expend substantial resources or discontinue some of our services. Although we carry general liability insurance, our insurance may not cover or fully indemnify us for all liability that we may incur. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, financial condition or results of operations.

     The Findings Of An Inquiry Into The Trading Of Our Common Stock, by the NASD Regulation, Inc., Which Commenced In January 1999 Could Adversely Impact The Company's Reputation And The Price Of The Company's Common Stock.

          In January 1999, NASD Regulation, Inc. commenced an inquiry into the trading of our Common Stock, and requested that we provide the NASD Regulation, Inc. with information to assist them in the inquiry. The Company has cooperated fully with NASD Regulation, Inc. The NASD Regulation, Inc.'s inquiry could adversely impact our reputation and the price of the Company's Common Stock. We can neither predict the results of the NASD Regulation, Inc.'s inquiry nor its impact on the Company and the market price of our Common Stock.

     Investors Will Have Difficult in Enforcing Civil Liabilities.

          We are located in, and our officers and directors are residents of, Canada and all of our assets are located in Canada. Accordingly, it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the Securities Act or state securities laws. We have been advised by our Canadian legal counsel, Gardiner Roberts of Toronto, Ontario, that there is doubt as to the enforceability in Canada against the us or against any of our director, controlling persons, officers or the experts named herein, who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal securities laws. If investors have questions with regard to these issues, they should seek the advice of their individual counsel. We have also been informed by our Canadian legal counsel, Gardiner Roberts that, pursuant to the Currency Act (Canada), a judgment by a court in any Province of Canada may only be awarded in Canadian currency. Pursuant to the provision of the

Courts of Justice Act (Ontario), however, a court in the Province of Ontario shall give effect to the manner of conversion to Canadian currency of an amount in a foreign currency, where such manner of conversion is provided for in an obligation enforceable in Ontario.

     Investors May Not be Able to Secure Foreign Enforcement of Civil Liabilities Based on Securities Claims Against Our Management.

          All of our officers and our director are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or our Canadian subsidiary predicated solely upon such civil liabilities.

                         RISKS RELATED TO THIS OFFERING

     Our Shares Of Common Stock Represent A Highly Speculative Investment.

          We have been operating at a loss since our formation, and you cannot assume that our plans will either materialize or prove successful. There is no assurance that our operations will become profitable. In the event our plans are unsuccessful, you may lose all or a substantial part of your investment.

     Our Stock Price Could Be Volatile, Which Could Result In Substantial Losses For Investors Purchasing Shares In This Offering

          The trading price of our Common Stock is likely to be volatile. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. In addition, trading in Common Stock on the Electronic Bulletin Board is also volatile and episodic. We cannot be sure that an active public market for our Common Stock will develop or continue. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

     Management May Invest Or Spend The Proceeds Of This Offering In Ways With Which You May Disagree.

          Our management will retain broad discretion to allocate the proceeds of this offering. Management's failure to apply these funds effectively could have an adverse effect on our ability to implement our strategy.

     Our Stock Price Could Be Adversely Affected By Shares Becoming Available For Sale.

          Sales of a substantial number of shares of our Common Stock in the public market after this offering could depress the market price of our Common Stock and could impair our ability to raise capital through the sale of additional equity securities.

     Issuance Of Preferred Stock May Adversely Affect Holders Of Our Common
     Stock.

          Our Sole Director has the authority, without any further vote or action by our shareholders, to issue up to 10,000 shares of preferred stock. The issuance of preferred stock by our Board could adversely affect the rights of the holders of our Common Stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could, upon conversion or otherwise, have all of the rights of our Common Stock. Our Sole Director's authority to issue preferred stock could discourage potential takeover attempts and could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or more costly to achieve.

          As Sole Director, Mr. Conrad will not have the benefit of other directors' views and input. Mr. Bronson Conrad is presently our sole director, which means that Mr. Conrad alone has the authority to approve all transactions by us that require director approval. As sole director, Mr. Conrad will not have the benefit of views or experience of other directors which may adversely affect his ability to make informed decisions on our behalf.

     We Presently Depend On One Supplier To Provide Us With Internet Access Through Leased Telecommunications Lines, But We Have Not Entered Into An Interconnect Agreement With This Supplier.

          If this supplier increases the rates it charges us, it could materially adversely affect our operating margins. If our relationship with this supplier terminates or if we otherwise fail to obtain continuing access to telecommunications networks on a cost-effective and continuous basis, we could be required to significantly curtail or cease our operations. Our operations require our points-of-presence and third-party telecommunications networks to operate on a continuous basis. Any service interruptions or equipment failures with our points-of-presence or third-party telecommunications networks would diminish subscriber confidence and adversely affect our business operations and reputation.

     Our Common Stock May Be Difficult To Resell And You May Not Be Able To Resell Shares For More Than You Paid

          Before 1996, there was no established public trading market for our Common Stock and the active public market for our Common Stock may not be sustained. Trading in our Common Stock is episodic. You may not be able to resell your shares at or above the price you pay for them due to a number of factors, including:

          .  actual or anticipated fluctuations in our operating results;

          . changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

          . announcements of technological innovations by our existing or future competitors;

          . conditions and trends in the Internet services and technology industries;

          .  departures of key personnel;

          . the operating and stock price performance of other comparable companies; and

          .  general market conditions.

          The stock market in general, and the stocks of Internet companies in particular, have recently experienced extreme price and volume fluctuations that are often unrelated or disproportionate to operating performance. These broad market and industry fluctuations may adversely affect the price of our Common Stock. After periods of volatility in the price of a company's stock, securities class action litigation has often been filed. Such litigation may be filed against us. Such litigation could result in substantial costs and divert management's attention and resources. Any adverse rulings in such litigation could subject us to significant liabilities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our Common Stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

          We will not receive any proceeds when selling stockholders sell shares of Common Stock under this prospectus. We have received proceeds from the sale of the convertible debentures and may receive proceeds from the exercise of the warrants, which if required will be added to working capital.

            MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Market Information Market for Common Equity and Related Stockholder
     Matters.

          Since 1997, our Common Stock has traded on the Over-the-Counter Electronic Bulletin Board maintained by the National Association of Securities Dealers on a limited and sporadic basis under the symbol "WWDI". Before that date, there was no established public trading market for our Common Stock. There is no assurance that the Common Stock will continue to be quoted or that there will be any liquidity for our Common Stock. Trading in our Common Stock is episodic. The following table sets forth the range of high and low bid quotations for our Common Stock on the Over-the-Counter Electronic Bulletin Board for each quarter of 1997, 1998 and 1999 and the first quarter of 2000.

------------------------------------------------------------------------------
    Year/Quarter                      Low Bid $              High Bid $
------------------------------------------------------------------------------
1st Qtr. 1997                            .16                    .38
------------------------------------------------------------------------------
2nd Qtr. 1997                            .16                    .38
------------------------------------------------------------------------------
3rd Qtr. 1997                            .13                    .91
------------------------------------------------------------------------------
4th Qtr. 1997                            .09                    .25
------------------------------------------------------------------------------
1st Qtr. 1998                           1.50                   7.00
------------------------------------------------------------------------------
2nd Qtr. 1998                           7.25                   9.25
------------------------------------------------------------------------------
3rd Qtr. 1998                           4.38                   7.03
------------------------------------------------------------------------------
4th Qtr. 1998                           6.63                   8.25
------------------------------------------------------------------------------
1st Qtr. 1999                           6.00                   7.50
------------------------------------------------------------------------------
2nd Qtr. 1999                           4.63                   5.50
------------------------------------------------------------------------------
3rd Qtr. 1999                           2.50                   3.88
------------------------------------------------------------------------------
4th Qtr. 1999                           3.00                   3.13
------------------------------------------------------------------------------

          The high and low information was obtained from Track Data, a fee-based provider of financial information.

          In January 1999, NASD Regulation, Inc. commenced an inquiry with respect to trading in our Common Stock and has requested information from us. We have fully cooperated with NASD Regulation, Inc. in providing such information and responding to its inquiries.

Dividends

          Since inception, we have not paid or declared any cash dividends on our Common Stock. Our Sole Director does not currently intend to pay any cash dividends on our Common Stock in the future.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          We are a Delaware corporation and incorporated in 1995. In 1998, we acquired all of the Common Stock of WorldWide Online Corp., an Internet Service provider located in Toronto, Ontario and organized under the laws of the Province of Ontario.

          We are a full service provider of e-business solutions that allow growing enterprises to capitalize on the power of the Internet to reach and support customers and markets. Our five divisions consist of e-Business Consulting, Internet solutions, Providing Internet Service and Customer Support and Application Hosting. From our inception in 1992 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small business in our capacity as an Internet Service Provider (ISP). Prior to 1998, we derived no or limited revenues from application hosting, e-Business consulting or Internet Solution services. We believe, however, that application hosting e-Business Consulting and Internet Solutions Services will account for a significantly greater portion of our total revenues in the future.

          Historically, we have offered our services to clients primarily under time and materials contracts. For these projects, we recognize revenues based on the number of hours worked by consultants at a rate per hour agreed upon with our clients. We have also performed some services under fixed-fee contracts.
We recognize revenues from fixed-fee contracts on a percentage of completion method based on project hours worked.

          We expect that the portion of our revenues attributable to fixed-fee contracts will increase for 1999 and in the future.

          Due to our use of fixed-fee contracts, our operating results may be affected adversely by inaccurate estimates of costs required to complete projects. Therefore, we employ a series of project review processes designed to help provide accurate project cost and completion estimates, including a detailed review at the end of each specified reporting period to determine project percentage of completion to date.

          We generally derive our initial pricing for a contract from our internal cost and fixed-fee pricing model. This model helps our professionals estimate pricing based on the scope of work and materials required. The model also takes into account project complexity and technical risks.

          We seek to mitigate our risks under fixed-fee contracts by providing fixed-fee quotes for discrete phases of each project. Using this approach, we are able to price more accurately the next phase of the engagement by virtue of having greater knowledge of the client's needs and the project's complexity. We reflect any losses on projects in process in the period in which they become known.

          We typically receive an advance payment from our strategy consulting services clients upon contract signing, with additional payments required upon our attainment of project milestones. Deferred revenues consist principally of these advance payments. We recognize those payments upon performance of services.

          We price our application hosting contracts on a fixed-fee basis. We recognize revenues from these contracts as services are completed each month. In addition, we charge our application hosting clients a one time set-up fee, which we recognize when set-up is complete. Pricing varies for each client based on the prospective application to be hosted. Factors which determine pricing generally include telecommunications bandwidth required, physical space requirements in our leased hosting facilities and the technological complexity of supporting the hosted application.

          To date, we have depended upon a few clients for the majority of our revenues. This dependence on a small number of clients is primarily attributable to the relatively limited range of services that we offered from 1995-1998. We expect our reliance on a small number of clients to decrease due to our addition of application hosting capabilities and the continued growth of our e-Business Consulting and Internet Solutions Services.

          We believe that we have achieved a number of important accomplishments since making the strategic decision in 1998 to expand our service offerings. These accomplishments include:

                .  application hosting

                .  increased hiring

                .  e-Business Solutions

                .  increased customer support

          We hope to build on these accomplishments to become the leading full service provider of business-to-business e-business solutions that enable growing enterprises to increase their revenues and market share. We are seeking to increase revenues in the near term by continuing to:

                .  Increase our sales and marketing efforts;

                .  Expand our professional staff; and

                . Add to our existing application hosting infrastructure to increase our capacity to provide application hosting services.

          We will need to make significant expenditures in connection with all of these activities. In particular, expanding our application hosting capacity involves capital expenditures for equipment and software as well as costs for leasing facilities to house that equipment. These capital expenditures will result in significant depreciation and amortization expenses.

          Our expense items include project personnel costs, sales and marketing expenses and general and administrative expenses:

                . Project personnel costs consist of payroll and payroll-related expenses for personnel dedicated to client assignments;

                . Sales and marketing expenses consist primarily of salaries (including sales commissions), consulting fees, trade show expenses, advertising and the cost of marketing literature; and

                . General and administrative expenses consist primarily of administrative salaries, salaries, fees for professional services, and other operating costs, such as rent.

          Our revenues in the past were generated by the Company in its capacity as an Internet Service Provider providing strategy and systems integration solutions services. We developed and began implementation of our current strategy to become a leading full service provider of Internet solutions for businesses in late 1998. We began recognizing revenues from these services in the first quarter of 1999. Because we are increasing our marketing and sales strategy initiatives and are adding to our application hosting infrastructure, we expect our revenue streams to increase.

Results of Operations

Year Ended December 31, 1999 as compared to Year Ended December 31, 1998

      The Company had net sales from online services of $495,000 for the year ended December 31, 1999 as compared to $338,000 for the year ended December 31, 1998. The increase of $157,000 (46%) is attributed to the change in business mix from internet connection service to web page design maintenance and e business consulting.

      Cost of sales for on-line services increased during the year ended December 31, 1999 to $279,000 from $222,000 for the year ended December 31, 1998. The increase of $57,000 (26%) is attributed to an increase in personnel costs due to the increased sales.

      Cost of sales for aircraft leasing increased to $151,000 for the year ended December 31, 1999 from $66,000 for the year ended December 31, 1998. The net increase of $85,000 (129%) is attributable to the start of leasing operations. However, the company recorded no depreciation on the aircraft during 1999 due to its sale.

      Selling general and administrative expenses remained approximately the same at $417,000 for 1999 and 1998 as the company only had an increase in those costs related to sales.

Year Ended December 31, 1999 as Compared to December 31, 1997

      The Company had net sales of $338,000 for the year ended December 31, 1998 as compared to $332,000 for the year ended December 31, 1997. The increase of $6,000 (1.8%) is attributable to increased internet usage by customers. There were no sales from aircraft leasing.

      Cost of sales of online services increased to $222,000 for the year ended December 31, 1998 from $196,000 for the year ended December 31, 1997 the increase of $26,000 (13%) is attributable to higher personnel costs.

      Costs of sales for aircraft leasing during 1998 was $66,000. Although the company had no related sales the company recorded $38,000 in depreciation expense and incurred $28,000 in maintenance and repair expense on the newly acquired aircraft.

      Selling general and administrative expenses increased to $417,000 from
$    for the year ended December 31, 1998 as compared to 1997, an increase of
$248,000 (46%). The net increase is attributable to goodwill of $78,000, aircraft depreciation and maintenance of $70,000, $40,000 in expenses related to the NASD inquiry and increased marketing costs of $60,000.

      The Company had a net loss for the year ended December 31, 1998 of $443,000 as compared to a net loss of $204,000 for the year ended December 31, 1997, an increase of $239,000 (117%). The increased loss is attributable to the aforementioned increases in expenses.

Liquidity and Capital Resources

December 31, 1999 to December 31, 1998

      At December 31, 1999 the Company had cash of $217,000 as compared to $58,000 at December 31, 1998. During 1999, the Company completed stock sales for $265,000, a debenture financing of $250,000 and sold the aircraft in the aircraft leasing business for $680,000.

      During the year ended December 31, 1999 Worldwide used cash of $740,000 to reduce outstanding debt and $215,000 for operations.

December 31, 1998 to December 31, 1997

      At December 31, 1998, the Company had cash of $58,000 as compared to cash of $14,000 at December 31, 1997. During 1998, the Company completed equity sales whereby it received net proceeds of approximately $1,000,000. The Company used $240,000 of the proceeds as part of the purchase price of 761395 Alberta Ltd an aircraft leasing company. The balance of the proceeds have been used to reduce debt by $376,000 and for working capital $384,000.

      Worldwide believes that its cash, cash flow from operations together with the expected net proceeds from this offering will be sufficient to fund its capital expenditures and working capital requirements for at least the next 12 months.

      Worldwide may require additional capital in the future for new business activities related to its current and planned businesses, or in the event it decides to make additional acquisitions or enter into joint ventures and strategic alliances. Sources of additional capital may include cash flow from operations, public or private equity and debt financings, bank debt and vendor financings. However, we cannot assure you that Worldwide will be successful in producing sufficient cash flow or raising debt or equity capital to meet its strategic business objectives or that such funds, if available, will be available on a timely basis and on terms that are acceptable to Worldwide. If Worldwide is unable to obtain such capital, it may have to delay or curtail business operations. In addition, Worldwide may increase the number of consulting projects it takes on, which in turn may accelerate Worldwide's need for additional capital.

MARKET RISK

          To date, we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future.

                               BUSINESS OF ISSUER

Industry/Market Overview

          We were incorporated in Delaware in April 9, 1995. In February 1998, we acquired all of the outstanding equity securities of WorldWide Online Corp., an Internet service provider located in Toronto and a company organized under the laws of the Province of Ontario. Through this subsidiary, we provide individuals and businesses an array of e-business solutions and services that enable enterprises to capitalize on the power of the Internet to reach and support customers and markets.

          We have specifically tailored our service offerings for small or growing enterprises seeking rapid delivery of cost-effective, high value-added, comprehensive solutions for their e-business initiatives. Our services consist of (i) e-Business Consulting, (ii) Internet Solutions, (iii) Application Hosting, (iv) Providing Internet Service and (v) Customer Support. By offering a seamless integration of these services, we believe that we are a full service provider of e-business solutions for small or growing enterprises. We enable our clients to overcome the obstacle described above by combining high quality cost effective e-business services with application hosting and Internet access to deliver sophisticated e-business solutions and services that otherwise might be unavailable to them.

          From our inception in 1995 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small and growing enterprises. Since 1998, however, the focus of our business and the significant portion of our revenues has been derived from our e-Business Consulting, Internet Solutions, Application Hosting and Customer Support services.

          Our services enable us to develop, build and maintain e-commerce websites for our clients, and create revenue-generating programs for our clients that attract consumers to their respective sites. In addition, we complement these offerings with a call center and related services that provide customer service and support.

          Businesses today are using the Internet to create new revenue opportunities by enhancing their interactions with new and existing customers. Businesses are also using the Internet to increase efficiency in their operations through improved communications, both internally and with suppliers and other business partners. This emerging business use of the Internet encompasses both business-to-business and business-to-consumer communications and transactions.

          The projected growth of these markets over the next five years is dramatic, particularly in business-to-business e-commerce. Forrester Research, an independent research firm, projects that the market for business-to-business e-commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003. In comparison, Forrester Research projects that the market for business-to-consumer e-commerce will grow from $8 billion to $108 billion over the same period. In order to capitalize fully on the new opportunities presented by the Internet, businesses demand Internet-based applications that process transactions and deliver information far more effectively than static web pages.

          The extensive reach of the Internet can enable growing enterprises to compete effectively with larger competitors. However, growing enterprises face significant challenges in their efforts to capitalize on the opportunities that the Internet offers, including:

                . The need to develop a comprehensive strategic understanding of how Internet technologies can help a growing enterprise create an e-business;

                . The need to implement and stay abreast of new and rapidly changing technologies, frequently without the benefit of a substantial internal information technology staff;

                . Significant integration and interoperability issues caused by the patchwork of legacy systems that businesses often implemented without a focused information technology strategy;

                . Greater budgetary constraints than large enterprises, making purchase price, total cost of ownership and technological obsolescence key issues; and

                . The need to maintain significant technological infrastructure and to support e-business applications.

          We believe that the needs of small and growing enterprises will make them a significant factor in the overall market for Internet services. International Data Corporation, an independent research firm, defines Internet services as the consulting, design, systems integration, support, management and outsourcing services associated with the development, deployment and management of Internet sites. International Data Corporation expects the market for these services, which includes both growing and all other enterprises, to grow at a five year compounded annual growth rate of 59% from $7.8 billion in 1998 to $78.5 billion in 2003.

          Large companies which provide services to assist businesses in using information technology, including the Internet, have primarily focused their service offerings on large enterprises, such as Fortune 500 companies, while largely ignored small or growing enterprises and their unique needs. These traditional service providers generally operate by deploying large numbers of personnel to the client's site to conduct lengthy studies before proposing a solution. We believe that this approach does not yield effective solutions within the time and budgetary constraints of growing enterprises.

          Small or growing enterprises need to get to market very quickly and often face significant obstacles in capitalizing on the opportunities that the Internet provides because of the technological complexity, cost of implementation and support and scarcity of qualified professionals. Accordingly, they increasingly demand a single source provider of strategy, systems integration, hosting and support that is focused on their specific needs.

The Worldwide Data Solution

          We have specifically tailored our service offerings for small or growing enterprises seeking rapid delivery of cost-effective, high value-added, comprehensive solutions for their e-business initiatives. Our services consist of (i) e-Business Consulting, (ii) Internet Solutions, (iii) Application Hosting, (iv) Providing Internet Service and (v) Customer Support. By offering a seamless integration of these services, we believe that we are a full service provider of e-business solutions for small or growing enterprises. We enable our clients to overcome the obstacles described above by combining high-quality cost-effective e-business services with application hosting and Internet access to deliver sophisticated e-business solutions and services that otherwise might be unavailable to them.

          From our inception in 1995 through 1998, our operating activities primarily consisted of providing Internet access to individuals and small and medium size businesses. Since 1998, however, the focus of our business and the significant portion of our revenues has been derived from our e-Business Consulting, Internet Solutions, Application Hosting and Customer Support services.

          Our services enable us to develop, build and maintain e-commerce websites for our clients, and create revenue-generating programs for our clients that attract consumers to their respective sites. In addition, we complement these offerings with a call center and related services that provide customer service and support.

Target Market

          Our plan is to focus our service offerings on the needs of small and growing enterprise. We believe that these businesses are becoming increasingly reliant on the Internet access to significantly enhance communications with other offices, employees, customers and suppliers. We also believe that the Internet enables such businesses to reduce operating costs, access valuable information and reach new markets. As a result, we believe that small and growing enterprises increasingly are utilizing the Internet for crucial business needs such as sales, customer service and project coordination. Internet use by small and growing enterprises is expected to grow substantially from its current low level. Small and medium sized business customers are also increasingly seeking a variety of advanced products and services to take full advantage of the Internet and allow them to compete with larger corporations cost-effectively.

                               PRINCIPAL SERVICES

e-Business Consulting

          We advise our customers on the use of e-business solutions to reach and support customers and markets. The goal of these solutions is typically the achievement of a qualifiable, sustainable competitive advantage within a short time frame. Our strategy services include analyzing the client's market, business processes and existing technology infrastructure, evaluating both packaged and custom alternative solutions and formulating recommendations for a solution or strategy. We provide a road map that our client can implement immediately, as opposed to the type of high-level, higher cost advice that requires additional strategy planning prior to being implementable.

Internet Solutions

          We develop and implement e-business applications for high transaction volume revenue generation activities. We both develop custom applications and tailor packaged applications. We design our e-business applications to be flexible and easily scalable. Clients require flexibility so that they can easily integrate our solutions with their existing systems, upgrade solutions for technological changes and respond to developments in how business is conducted on the Internet. Scalability is critical to our clients because they often experience very significant increases in transaction volumes within a short time period.

Application Hosting

          We host a variety of custom and package applications, including customer relationship management applications, database applications, corporate websites and complex transaction intensive e-business applications. Our application hosting service enables clients to rent applications through payment of a monthly service fee instead of incurring a large one-time, initial investment. Our application hosting operations team provides active monitoring and application level support for Internet-based applications 15 hours a day, Monday through Friday and 8 hours a day on Saturdays and Sundays. These support capabilities often reduce the client's need for a large information technology staff.

          Our application hosting infrastructure which is located in Toronto, Ontario is designed to provide our clients with a fast response time, reliability, scalability and security. We currently provide application hosting services to approximately 100 small to medium-sized companies.

Internet Service Provider

          We provide subscribers with direct access to the Internet. As of December 1999, we had approximately 2000 subscribers. Our business model is to create high user density in greater Toronto, Ontario. Although our Internet Service Provider division is no longer the division from which we derive substantial revenue or the division for which we devote substantial resources, it complements our Internet Solutions and e-Business Consulting divisions. Our most popular service package provides unlimited dial-up Internet access to individuals and businesses for $25.00 and $50.00 a month, respectively. We also offer value-added services for additional fees, including multiple e-mail boxes, personalized e-mail addresses and personal web-sites. We provide subscribers with a full range of services including dedicated high speed access (such as T-1, xDSL, ATM and ISDN service), web hosting, server co-location and domain name registration and hosting.

Customer Support

          Outstanding service and customer care are crucial to subscriber acquisition, cost containment and customer retention in our industry. Our goal is to attain customer satisfaction by providing superior systems and network performance along with high quality service and technical support. Our Customer Support department, which is open 15 hours-a-day, Monday through Friday and 8 hours-a-day on Saturday and Sunday, is structured to provide prompt, effective and friendly support. We plan to implement 24 hour/7 days a week customer support in the first quarter of 2000. All customer support representatives have on-line capabilities to provide customer and technical support and order entry to provide solutions for both in-house products as well as clients' web-based applications.

Sales and Marketing

          We offer our products and services through resellers and indirect sales channels. We do not employ a direct sales force to target customers, and we currently have no plans to hire a direct sales force. We use reseller and referral programs and enter into joint marketing agreements to market and distribute our services. Resellers are persons or entities not directly employed or affiliated with us who agree to market and sell our products. Our reseller program offers resellers services-in-kind or commissions for each new customer they bring to us. We have established reseller arrangements with several Internet-related companies. Referral partners will receive a fee or some other form of compensation for referring customers or customer leads to us. Our referral partners will include organizations such as local computer companies, information technology consultants, web page designers, advertising agencies or other entities that do not generally sell Internet services directly.

          In addition, we have in the past periodically used direct mail and newspaper and billboard advertising to market our services and products.

Clients

          We focus our marketing and sales activities on small and growing enterprises. The use and functionality of our services are applicable to a variety of industries. Therefore, we provide our services to a number of types of businesses. Our clients include, but are not limited to, high technology firms, insurance brokers, traditional product/services firms, law firms and a municipality.

Patents, Trademarks and Servicemarks

          We do not currently hold patents, copyright marks or servicemarks on any of our products, however, we may apply for such intellectual property right protections if future conditions indicate that this would be in our best interests.

Competition

          The market for Internet access and related services is extremely competitive. We face a high level of competition in all of our service areas. Our competitors include consulting companies, Internet professional service firms, systems integration firms, application hosting firms, application hosting firms and Internet service providers. Barriers to entry in most of our service areas are low. Therefore, we expect additional competitors to develop.

          We also believe that new competitors will continue to enter the Internet access market. These new competitors may also include large computer hardware and software companies, media and telecommunications entities and companies that provide direct service to residential customers, including cable television operators, wireless communication companies, local and long-distance telephone companies and electric utility companies.

          Almost all of our competitors are larger than us and have substantially greater financial, technical, and operating resources than we do. We cannot assure you of our survival in this intensely competitive environment. We will need to distinguish ourselves by our technical knowledge, our responsiveness to our target customers, our ability to market and sell customized combinations of services within our markets and our capacity to offer diverse Internet services.

Employees

          We employ fifteen full-time individuals and have retained two independent contractors on a temporary project-by-project basis. We are not a party to any collective bargaining agreements, and we have never experienced a work stoppage. We consider our relations with our employees to be good. We believe that our success will in large part depend upon our ability to recruit and retain qualified professionals with a high degree of information technology skills and experience needed to provide our sophisticated services.

Description of Property

          We do not own any real property and lease all of our facilities. We are located at 36 Toronto Street, Suite 250, Toronto, Ontario M5C 2C5. The premises measures approximately 3,200 square feet and is used for our general office and administrative purposes and is the location from which we provide customer support and application hosting services to our clients. The initial term of the lease commenced in September 1995 and expires on August 31, 2000. We believe that the above referenced property is acceptable for our current operating needs.

Legal Proceedings

          We are not currently involved in any pending legal proceeding and we are not aware of any material legal proceeding threatened against us. The trading of our Common Stock is the subject of an inquiry by NASD Regulation which we have described elsewhere in this Prospectus.

                                  MANAGEMENT

          The following table sets forth the name, age and position of our Sole Director and executive officers:

         Name                    Age      Position

         Bronson B. Conrad       55       President, Secretary, Treasurer and
                                          Sole Director

         Romeo Colacitti         38       Chief Executive Officer

Business Experience

          BRONSON B. CONRAD. Since our incorporation in 1995, Mr. Conrad has served as our President, Secretary and Treasurer and our Sole Director. Mr. Conrad was the co-founder of, and from 1988 to 1994, served as the Chairman of the Board of Directors of All-Quotes, Inc., a provider of electronically distributed financial information. Mr. Conrad served as All-Quotes' Treasurer and Secretary from 1993 to 1994. From 1988 through 1993, Mr. Conrad served as the President of All-Quotes. He was the co-founder of National Hav-Info Ltd. ("Hav-Info"), a former electronic distributor of financial information in Canada, and from March 1985 until October 1988 he was the Chief Executive Officer and Chairman of the Board of Hav-Info.

          ROMEO COLACITTI. Since July of 1999, Mr. Colacitti has served as our Chief Executive Officer. From April 1998 to the present, Mr. Colacitti has served as the President of our wholly-owned subsidiary World Wide Online. From October 1995 to March 1998, Mr. Colacitti served as the Vice President and General Manager of World Wide Online. Prior to joining World Wide Online in October of 1995, Mr. Colacitti served as a business executive with Bell Canada.

                             EXECUTIVE COMPENSATION

          The following table sets forth the annual and other compensation of our Chief Executive Officer. No other executive officer of our Company had a total salary and bonus, which exceeded US$ 100,000 for the reported period.

                           SUMMARY COMPENSATION TABLE

                              Annual Compensation

Name                                                                Other                Stock
Principal Position            Year            Salary            Compensation            Option
Romeo Colacitti               1998          CDN$ 80,000              N/A                  N/A
Chief Executive Officer       1999          CDN$100,000              N/A                  N/A

Compensation of the Company's Sole Director

          The Company's Sole Director does not receive a salary or fees for serving as a director, nor does he receive any compensation for being on committees. We may decide to compensate our Sole Director in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          Romeo Colacitti, our Chief Executive Officer, is the brother-in-law of Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director.

          On December 31, 1999, our Company loaned US$177,685 to AmCan Mining Limited, a British Columbia, for which Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director, serves as Chairman and Chief Executive Officer. The loan is evidenced by a promissory note. The note is payable on demand and bears interest at a rate of 10% per annum. The note is personally guaranteed by Mr. Bronson B. Conrad.

          On February 27, 1998, our Company, Bridgewater Capital Corp. and Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director, (Conrad, together with Bridgewater, the "WWOC Shareholders") entered into a Share Exchange Agreement whereby we exchanged 1,500,000 shares of our Common Stock with the WWOC Shareholders for an aggregate of 1,500,000 shares of Common Stock of WWOC in the amounts and proportions as set forth below:


                                                            No. of Worldwide Data, Inc.
Seller            No. of WWOC Shares Exchanged                    Shares Received
------            ----------------------------                    ---------------
Conrad                                1                                    1

Bridgewater                   1,500,000                            1,500,000

          In November 1998, in order to partially finance the purchase of all of the issued and outstanding Common Stock of 761395 Alberta Ltd. (the "761395 Alberta Common Stock"), an Alberta corporation which is wholly-owned by Bronson
B. Conrad and which had as its sole asset, an aircraft, we sold pursuant to a Stock Purchase Agreement dated November 17, 1998 between us and CBC Holdings, Inc., a Bahamian corporation, 240,000 shares of our Common Stock to CBC Holdings, Inc. for $1.00 per share.

          In a related transaction, also in November, 1998, we purchased all of the issued and outstanding shares of the 761315 Alberta Common Stock pursuant to a certain Stock Purchase Agreement dated November 17, 1998, between Bronson B. Conrad, 761395 Alberta Ltd. and our Company, whereby we purchased the 761395 Alberta Common Stock for a purchase price of US$627,000. To effect payment of the purchase price, we (i) delivered US$240,000 of the purchase price to Bronson B. Conrad immediately following the execution of the Stock Purchase Agreement; (ii) executed and delivered to Mr. Conrad a promissory note in the principal amount of US$189,631.58 and (iii) assumed a certain $350,000 CDN Promissory Note from 761395 Alberta Ltd. and Bronson B. Conrad payable to Textron Financial Corporation (Canada), an Ontario corporation.

                          DESCRIPTION OF CAPITAL STOCK

          The authorized capital stock of the our Company consists of 10,000,000 shares of Common Stock, $0.001 par value and 10,000 shares of Preferred Stock, $0.01 par value.

Common Stock

          Holders of our Common Stock are entitled to one vote per share held of record on all matters requiring a vote of shareholders, including the election of directors. There is no right to cumulative voting in the election of directors, accordingly, holders of more than fifty percent (50%) of our Common Stock, if any, who vote for elections of directors can elect one hundred percent (100%) of our directors if they so choose. Subject to the prior rights of holders of our Preferred Stock and any contractual restrictions against the payment of dividends, the holders of our Common Stock are entitled to receive dividends on a pro-rata basis when, if and as declared by our Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of our Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts, liabilities, and other obligations, including the preferences of any outstanding share of Preferred Stock. Shares of our Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

          The transfer agent for our Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

          In addition, our Certificate of Incorporation provides that we may, without further action by our stockholders, issue shares of Preferred Stock in one or more series. Our Sole Director is authorized to established from time to time the number of shares to be included in any such series and to fix the relative rights and preferences of the shares of any such series, including without limitation dividend rights, dividend rate, voting rights, redemption rights and terms, liquidation preferences and sinking fund provisions. Our Sole Director may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. In addition, the issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the company.
No shares of our Preferred Stock have been issued.

Warrants

          Our Class B Warrants entitle the holder to purchase one share of our Common Stock at a price of $1.50 at any time between April 15, 1999 and April 5, 2001. The warrants may be exercised upon surrender of the Warrant Certificate during the exercise period to us, together with a duly completed Notice of Exercise and full payment of an amount equal to the purchase price times the number of Warrants to be exercised. The Class B Warrant holders do not have the rights or privileges of holders of our Common Stock.

          The warrant issued to Generation Capital Associates on September 30, 1999, entitles the holder to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The Generation warrant holder does not have the rights or privileges of holders of our Common Stock.

Debentures

          We have issued convertible debentures in the aggregate principal amount of $250,000 for $250,000. The price at which the convertible debentures are converted shall be the average closing bid price of the Company's Common Stock quoted by Nasdaq level III for five day trading period ending on the date prior to the date set forth on the conversion notice relating to such convertible debentures times 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event the Company does not register the shares underlying the convertible debentures under the Securities Act. Holders of the debentures do not have the rights or privileges of holders of our Common Stock. The convertible debentures mature on September 30, 2000 and the unconverted principal balance and any accrued and unpaid interest shall be due and payable on such date. The maturity date of the convertible debentures automatically extends for up to eighteen one-month periods, unless the purchaser or any subsequent holder notifies us in writing not less than 10 days prior to any expiration that the convertible debentures will not be extended.


                PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

          The following table sets forth information as of March 13, 2000 with respect to the Principal Shareholders and Selling Stockholders and the respective shares of Common Stock beneficially owned by each Principal Shareholder and Selling Stockholder after conversion of the Convertible Subordinated Notes, and assuming the exercise in full of the warrants issued in connection with the Convertible Subordinated Notes that may be offered pursuant to this Prospectus. Because the Selling Stockholders may offer all or some portion of the shares of Common Stock being offered pursuant to this Prospectus, no estimate can be given as to the amount of the Common Stock that will be held by the Stockholder upon termination of any such sales.

------------------------------------------------------------------------------------------------------------------------------------
                                           Shares Beneficially Owned Price to    Number of Shares    Shares Owned Assuming
Director, Executive Officers, 5%                        Sale (1)                    Offered (2)            all Sold(1)
 Stockholders and Selling Securityholder
                                          -----------------------------------                       --------------------------------
                                          Number             Percent                                Number            Percent
------------------------------------------------------------------------------------------------------------------------------------
Bronson B. Conrad                         120,000               3.1%                  ---           120,000             3.1%
------------------------------------------------------------------------------------------------------------------------------------
Romeo Colacitti                           135,000               3.5%                  ---           135,000             3.5%
------------------------------------------------------------------------------------------------------------------------------------
Bridgewater Capital Corp.                 225,000               5.9%                  ---           225,000             5.9%
------------------------------------------------------------------------------------------------------------------------------------
Bournemouth Capital Corp.                 225,000               5.9%                  ---           225,000             5.9%
------------------------------------------------------------------------------------------------------------------------------------
Finnish Investment Limited                225,000               5.9%                  ---           225,000             5.9%
------------------------------------------------------------------------------------------------------------------------------------
Generation Capital Associates (4)         425,000               5.0%              188,155                 0
------------------------------------------------------------------------------------------------------------------------------------
JBS Holdings Ltd. (5)                     225,000               5.6%              225,000                 0               0
------------------------------------------------------------------------------------------------------------------------------------
Gold Coast International (5)              225,000               5.6%              225,000                 0               0
------------------------------------------------------------------------------------------------------------------------------------
Sunnyview International Ltd. (5)          225,000               5.6%              225,000                 0               0
------------------------------------------------------------------------------------------------------------------------------------
KEW Holdings Ltd. (5)                     225,000               5.6%              225,000                 0               0
------------------------------------------------------------------------------------------------------------------------------------
A-Z Professional Consultants, Inc.        300,000               7.9%              100,000           200,000             5.3%
------------------------------------------------------------------------------------------------------------------------------------

_________________________

(1) All such shares were held of record with sole voting and investment power, subject to applicable community property laws, by the named individual and/or by his spouse, except as indicated in the following footnotes.

(2) For each selling stockholder, the number of shares beneficially owned includes shares issuable upon exercise of warrants and the convertible debentures which shares are being registered hereunder.

(3) Excludes 150,000 shares held by the BC Trust which are beneficially owned by Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director. Mr. Conrad holds the shares for the benefit of certain of our employees. The BC Trust is not a formal trust, and, consequently, there is no elected trustee.

(4) Includes 400,000 shares of our Common Stock held in escrow for the benefit of Generation Capital Associates and 25,000 shares of our Common Stock underlying warrants to purchase our Common Stock held by Generation. In connection with a financing transaction which closed on September 30, 1999, the Company issued to Generation convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into our Common Stock at any time after September 30, 1999. Pursuant to the terms of the transaction, we issued 400,000 shares of our Common Stock, which represent the shares underlying the convertible

(5) Represents shares underlying our Class B Warrants. The warrants entitle the holder to purchase one share of our Common Stock at a price of $1.50 per share at any time between April 15, 1999 and April 5, 2001.

     debentures to an escrow agent. The debenture shares held by the escrow agent represent the shares that Generation is entitled to under the convertible debentures' conversion provisions. The price at which the convertible debentures are converted shall be the average closing bid price of our Common Stock quoted by Nasdaq level III for a five-day trading period ending on the date prior to the date set forth on Generation's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event we do not register the debenture shares under the Securities Act. In connection with the above referenced financing transaction, we issued Generation 25,000 cashless exercise warrants to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The shares are issuable upon the exercise of the Generation warrant. Although 400,000 of such shares are held in escrow for the benefit of Generation in connection with a convertible debenture financing transaction which closed on September 30, 1999, and such 425,000 shares held in escrow for the benefit of Generation represent approximately 11.2% of our issued and outstanding Common Stock, the terms of the convertible debentures provide that in no event shall the holder(s) of the convertible debentures and/or the Generation warrants be permitted to convert any debenture or exercise the Generation warrant to the extent that such conversion or exercise would cause any such holder to be the beneficial owner of more than 5% of our then outstanding Common Stock as determined in accordance with Section 13(d) of the Securities and Exchange Act of 1934. Accordingly, the number of shares of Common Stock set forth in the table for Generation exceeds the number of shares of our Common Stock that Generation could own beneficially at any given time through its ownership of the convertible debentures and warrants. In that regard, the beneficial ownership of Generation set forth in the table is not determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934.

                              PLAN OF DISTRIBUTION

          We will not receive any of the proceeds of the sale of the shares offered hereby. The shares of Common Stock may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Stockholders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Stockholders may be deemed to be underwriters, the Selling Stockholders may be subject to certain statutory liabilities, including, but not limited to, under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

          The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Securities may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

          To the best of our knowledge, there are currently no plans, arrangement or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Stockholders. There is no assurance that any Selling Stockholder will sell any or all of the Securities offered by it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Securities by other means not described herein.

          The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the Securities by the Selling Stockholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

          We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

          The validity of the Common Stock being offered hereby will be passed upon for the Company by Heller Ehrman White & McAuliffe LLP.

                                    EXPERTS

          The audited balance sheets of the Company as at December 31, 1999 and 1998 and the audited Statements of Operations, Statements of Stockholders' Equity and Statements of Cash Flows for the years ended December 31, 1999 and 1998 have been included herein and in the Registration Statement in reliance upon the report, appearing elsewhere herein, of Kempisty & Company Certified Public Accountants, P.C., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

          No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the corporation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the corporation since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized to do so or to anyone to whom it is unlawful to make such offer or solicitation in such jurisdiction.


                               TABLE OF CONTENTS
                               -----------------

                                                                            Page
                                                                            ----

Available Information.....................................................     2
Prospectus Summary........................................................     3
The Company...............................................................     3
Summary Consolidated Financial Data.......................................     4
The Offering..............................................................     4
Risk Factors..............................................................     5
Use of Proceeds...........................................................    17
Price Range of Common Stock...............................................    17
Dividend Policy...........................................................    18
Management's Discussion and Analysis of Financial Condition and
Results of Operations.....................................................    18
Business..................................................................    21
Management................................................................    27
Certain Relationships and Related Transactions............................    28
Description of Capital Stock..............................................    29
Directors, Executive Officers, 5% Stockholders and Selling Stockholders...    30
Plan of Distribution......................................................    32
Legal Matters.............................................................    33
Experts...................................................................    33
Index to Consolidated Financial Statements................................   F-1

                              WORLDWIDE DATA, INC.

                        1,188,155 SHARES OF COMMON STOCK

                                   PROSPECTUS
                                   ----------


                                March 21, 2000

                             WORLDWIDE DATA, INC.

                             FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

                                     INDEX
                                     -----

                                                                 PAGE
                                                                 ----

INDEPENDENT AUDITORS' REPORT                                      F2
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 1999 AND 1998 F3 CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE TWO YEARS ENDED
DECEMBER 31, 1999 AND 1998                                        F4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY        F5
CONSOLIDATED STATEMENTS CASH FLOWS FOR THE TWO YEARS ENDED
DECEMBER 31, 1999 AND 1998                                        F6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    F7-F16

                                      F1

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.
-------------------------------------------------------------------------------
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 -
FAX (212) 513-1930




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Worldwide Data, Inc.

We have audited the consolidated balance sheets of Worldwide Data, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worldwide Data, Inc. as of December 31, 1999 and 1998 and the results of its' operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plan regarding these matters is also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Kempisty & Company
Certified Public Accountants PC
New York, New York
March 2, 2000

                                       F2

                              WORLDWIDE DATA, INC.
                           Consolidated Balance Sheets



                                                                    December 31,        December 31,
                                                                       1999                 1998
                                                                       ----                 ----

                          ASSETS
                          ------

CURRENT ASSETS:
  Cash                                                           $       216,993   $         58,374
  Accounts receivable (net of allowances of bad debts
       of $10,368 for 1999)                                               47,065             43,524
  Prepaid expenses                                                         9,412              8,191
                                                                   --------------    ---------------
                          TOTAL CURRENT ASSETS                           273,470            110,089

PROPERTY AND EQUIPMENT (net of accumulated
       depreciation of $130,899 and $136,869 in 1999 and 1998)            81,753            433,685

  GOODWILL (net of accumulated amortization of $168,639
       and $78,157 in 1999 and 1998)                                     751,209          1,022,039

OTHER ASSETS:
  Organization expense                                                     1,380              2,761
  Deposit receivable                                                       7,327              6,889
  Loan and receivables from affiliates                                   177,685            123,570
                                                                   --------------    ---------------
                              TOTAL ASSETS                       $     1,292,824   $      1,699,033
                                                                   ==============    ===============

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------

CURRENT LIABILITIES:
  Debenture payable                                              $       250,000   $              -
  Accounts payable and accrued expenses                                  139,355            109,454
  Accrued interest payable                                                 2,002              3,345
  Current portion of long-term debt (Note 8)                              34,563             71,518
  Short-term loan from officer (Note 7)                                        -            189,631
  Deferred income                                                          4,404              8,123
                                                                   --------------    ---------------
                        TOTAL CURRENT LIABILITIES                        430,324            382,071

PAYABLE TO OFFICER (NOTE 3)                                               55,185            344,336
LONG TERM DEBT (NOTE 8)                                                        -            191,802
COMMITMENTS AND CONTINGENCIES (NOTE 6)

SHAREHOLDERS' EQUITY
  Common stock $.001 par value 10,000,000 shares
    authorized; 3,487,500 and 2,822,500 shares issued and
    outstanding at 12/31/99 and 12/31/98 respectively (Note 11)            3,088              2,823
  Preferred stock $.01 par value 10,000 shares authorized;
    issued and outstanding, none                                                                  -
  Additional paid-in capital                                           2,532,260          2,267,525
  Deficit                                                             (1,740,372)        (1,491,569)
  Translation adjustment                                                  12,339              2,045
                                                                   --------------    ---------------

           TOTAL SHAREHOLDERS' EQUITY                            $       807,315   $        780,824
                                                                   --------------    ---------------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $     1,292,824   $      1,699,033
                                                                   ==============    ===============



                        See Notes to Financial Statements

                                       F3

                              WORLDWIDE DATA, INC.
                      Consolidated Statements of Operations

                                                                             For the Year Ended
                                                                               December 31,
                                                                          1999             1998
                                                                          ----             ----

Sales revenues:
     Online services                                                $      495,448   $      338,069
     Aircraft leasing                                                       63,859                -
                                                                      -------------    -------------
                                                                           559,307          338,069
Cost of sales:
     Online services                                                       278,508          221,920
     Aircraft leasing                                                      150,954           66,460
                                                                      -------------    -------------
                                                                           429,462          288,380

Gross profit                                                               129,845           49,689

Goodwill expense                                                           104,009           78,157
Selling, general and administrative expenses                               417,469          416,877
                                                                      -------------    -------------
                                                                           521,478          495,034

    Loss from operations                                                  (391,633)        (445,345)

Other income and expenses
    Gain from sale of aircraft                                             119,822                -
    Interest income                                                         23,008            2,187
                                                                      -------------    -------------

Income (loss) before taxes                                                (248,803)        (443,158)

Provision for income taxes                                                       -                -
                                                                      -------------    -------------

Net income (loss)                                                   $     (248,803)  $     (443,158)
                                                                      =============    =============

Basic and diluted income (loss) per share                           $        (0.08)  $        (0.20)
                                                                      =============    =============

Basic and diluted average shares outstanding                             3,026,568        2,246,308
                                                                      =============    =============


                       See Notes to Financial Statements.

                                       F4

                              WORLDWIDE DATA, INC.
     Consolidated Statements of Changes in Stockholders' Equity (Deficit)
                          Year ended December 31, 1999



                                      Common Stock          Additional
                                     ($.001) Par Value       Paid-In                        Translation
                                 Shares           Amount     Capital         (Deficit)      Adjustments       Total
                                 ------           ------     -------         ---------      -----------       -----
Balance January 1, 1998             622,500   $    623   $      349,877   $   (1,048,411)  $     (3,564)  $   (701,475)

Stock issued to acquire
   Worldwide Online               1,500,000      1,500          918,348                -              -        919,848

Sale of units                        20,000         20           99,980                -              -        100,000

Exercise of warrants                440,000        440          659,560                -              -        660,000

Sale of common stock                240,000        240          239,760                -              -        240,000

Net Income (Loss)                         -          -                -         (443,158)             -       (443,158)

Translation adjustment                    -          -                -                -          5,609          5,609
                              --------------    -------    -------------   --------------    -----------   ------------

Balance December 31, 1998         2,822,500      2,823        2,267,525       (1,491,569)         2,045        780,824

Sale of common stock                265,000        265          264,735                -              -        265,000

Net Income (Loss)                         -          -                -         (248,803)             -       (248,803)

Translation adjustment                    -          -                -                -         10,294         10,294
                              --------------    -------    -------------   --------------    -----------   ------------

Balance December 31, 1999         3,087,500   $  3,088   $    2,532,260   $   (1,740,372)  $     12,339   $    807,315
                              ==============    =======    =============   ==============    ===========   ============





                        See Notes to Financial Statements

                                       F5

                              WORLDWIDE DATA, INC.
                      Consolidated Statements of Cash Flows


                                                                           For the Year Ended
                                                                               December 31,
                                                                          1999             1998
                                                                          ----             ----

Operating Activities
--------------------
   Net (loss)                                                       $     (248,803)  $     (443,158)
   Adjustments to reconcile net income or (loss)
      to net cash used by operating activities:
   Depreciation and amortization                                           131,707          149,312
   Bad debt expense                                                         12,610                -
   Gain on sale of aircraft                                               (119,822)               -
   Changes in operating assets and liabilities (net
       of acquired companies):
   Accounts receivable                                                     (13,909)         (38,418)
   Prepaid expenses                                                         (1,221)          (4,012)
   Accounts payable & accrued expenses                                      29,901           (3,043)
   Accrued interest payable                                                 (1,343)             448
   Deferred income                                                          (3,719)           8,123
                                                                      -------------    -------------
   Net cash used by operating activities                                  (214,599)        (330,748)

Investing Activities (net of acquired companies):
-------------------------------------------------
   Purchase of Alberta Ltd net of cash acquired                                  -         (239,499)
   Purchase of property and equipment                                      (28,125)          (2,935)
   Sale of aircraft                                                        680,000                -
   Loans to affiliates                                                     (54,115)        (123,570)
                                                                      -------------    -------------
   Net cash provided (used) by investing activities                        597,760         (366,004)

Financing Activities (net of acquired companies):
-------------------------------------------------
   Sale of common stock                                                    265,000          240,000
   Sale of common stock units                                                    -          100,000
   Exercise of common stock warrants                                             -          660,000
   Loan payments                                                          (260,760)         (39,886)
   Debenture loan                                                          250,000                -
   Paydown of officer loan and payable                                    (478,782)        (218,755)
                                                                      -------------    -------------
   Net cash (used) provided by financing activities                       (224,542)         741,359
                                                                      -------------    -------------
   Increase in cash                                                        158,619           44,607
   Cash at beginning of period                                              58,374           13,767
                                                                      -------------    -------------
   Cash at end of period                                            $      216,993   $       58,374
                                                                      =============    =============

Supplemental Disclosures of Cash Flow Information:
  Cash paid during year for:
     Interest                                                       $       49,773   $       28,162
                                                                      =============    =============
     Income taxes                                                   $            -   $            -
                                                                      =============    =============

Non-cash transactions:
   On February 26, 1998 the Company issued 1,500,000 shares of common stock for the 85% of
   Worldwide On-line Corp common stock it did not own (Note 5).
   On November 17, 1998 the Company issued a $189,631 face value 10% demand note as part of the consideration given to acquire 100% of 761395 Alberta Ltd. (Notes 3 and 5).


                       See Notes to Financial Statements.
                                       F6

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



 Note 1-  ORGANIZATION AND OPERATIONS

          Worldwide Data, Inc., ("WDI") was incorporated in the State of Delaware on February 27, 1995.

          On August 16, 1995 Worldwide Online Corp. ("the Company" and "WWOL") was incorporated in Ontario, Canada. On February 26, 1998 Worldwide Data, Inc. exchanged 1,500,000 shares of the Company's common stock for the 85% of Worldwide Online Corp. common stock it did not already own. (See Note 5)

          Worldwide Online creates intranets/extranets for corporations, designs and develops corporate web sites and databases, and creates client-specific applications.

          During 1999, Worldwide Online added application hosting and e-business consulting to its service offerings.

          On November 17, 1998 WDI acquired all the outstanding shares of 761395 Alberta Ltd., a Canadian company in the aircraft leasing business. (Note 3 and 5)

          In August, 1999 761395 Alberta Ltd sold the aircraft that was used for the leasing business and currently has no operations.

 Note 2-  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Presentation
          ---------------------

          The consolidated financial statements include the accounts of Worldwide Data, Inc. and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

          For accounting purposes, the 1998 acquisition of WWOL has been treated as an acquisition of WDI by WWOL and as a recapitalization of WWOL. The historical financial statements prior to February 26, 1998 are those of WWOL giving effect to the acquisition as if the acquisition took place on August 16, 1995.

          Foreign Currency Translation
          ----------------------------

          The Company has determined that the local currency of its Canadian subsidiaries is the functional currency. In accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52") the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at average monthly exchange rates. Related translation adjustments are reported as a separate component of shareholders' equity, whereas, gains or losses resulting from foreign currency transactions are included in results of operations.

                                       F7

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

          Depreciation and Amortization
          -----------------------------

          The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. For income tax purposes, leasehold improvements are amortized in accordance with Internal Revenue Service regulations.

          Goodwill
          --------

          The goodwill recorded by the Company in connection with its acquisitions is being amortized on a straight line basis over ten years.

          Organization Costs
          ------------------

          Costs incurred in connection with the organization of the Company are amortized over five years beginning with the commencement of operations.

          Income Taxes
          ------------

          The Company previously adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", ("SFAS No.109") which requires the asset and liability method of accounting for income taxes. Enacted statutory tax rates are applied to temporary differences arising from the differences in financial statement carrying amounts and the tax basis of existing assets and liabilities. Due to the uncertainty of the realization of income tax benefits, (Note 9), the adoption of SFAS 109 had no effect on the financial statements of the Company.

          Net Loss per Common Share
          -------------------------

          Net loss per common share is based on the weighted average number of common shares outstanding during the period presented. Fully diluted loss per share has not been disclosed as it is anti-dilutive. The weighted average number of common shares outstanding used in the computation of net loss per share has been adjusted to give effect for the 1 for 10 reverse stock split discussed in Note 11.

                                       F8

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

          Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Concentration of Credit Risk
          ----------------------------

          Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments at commercial banks and receivables from officers and directors of the Company. Cash and cash equivalents are temporarily invested in interest bearing accounts in financial institutions, and such investments may be in excess of insurance limits.

          Reverse Stock Split
          -------------------

          The Company's Board of Directors effected a 1 for 10 reverse stock split of its common stock $.001 par value on February 12, 1998. All share and per share amounts in the accompanying financial statements have been retroactively adjusted to reflect this stock split.

          Comprehensive Income
          --------------------

          Effective January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for both 1999 and 1998.

Note 3-   RELATED PARTY TRANSACTIONS

          761395 Alberta Ltd.
          -------------------

          In November, 1998 the Company acquired 100% of the outstanding common stock of 761395 Alberta Ltd. from the president of the Company for $240,000 plus a $189,631.58 ten percent (10%) demand note. The demand note was repaid in April, 1999. (See Notes 5 and 11)


                                       F9

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999


Note 3-    RELATED PARTY TRANSACTIONS (continued)



           Payable to Officer                                                December 31,
           ------------------                                           1999                1998
                                                                        ----                ----
               Bronson Conrad, President                          $     55,185       $     344,336

           The payable to officer is unsecured, non-interest bearing and has no specific terms of repayment.

           Loans and receivables from affiliates                                  December 31,
           -------------------------------------                        1999                1998
                                                                        ----                ----

                Receivables                                       $        11,204    $         16,110
                Loans                                                     166,481             107,460
                                                                    --------------     ---------------
                     Total                                        $       177,685    $        123,570
                                                                    ==============     ===============


          Receivables from affiliates for occupancy costs or services rendered in the ordinary course of business represent amounts due from companies that are controlled by the Chairman of the Board of Directors or his family.

          Loans to affiliate represents amounts due from AMCAN Minerals Limited, a company controlled by the Chairman of the Board. The loan bears interest at ten percent per annum and the loan repayment is guaranteed by the Chairman.

Note 4-   PROPERTY AND EQUIPMENT



             Property and equipment consists of the following:                  December 31,
                                                                          1999                1998
                                                                          ----                ----
                Aircraft                                            $             0    $        384,849
                Furniture and fixtures                                       28,346              26,402
                Computer equipment                                          181,435             155,255
                Leasehold improvements                                        2,871               4,048
                                                                      --------------     ---------------
                                                                            212,652             570,554
                Less accumulated depreciation and amortization             (130,899)           (136,869)
                                                                      --------------     ---------------
                                                                    $        81,753    $        433,685
                                                                      ==============     ===============


  Note 5- ACQUISITIONS

          WDI owned 15% of Worldwide Online Corp until February, 1998 when it acquired the remaining 85% of the common stock of the Company. The combination was accounted for using the purchase method. The purchase price for the common stock was 1,500,000 unregistered shares of the Company's common stock, valued at $150,000. The resulting goodwill of $919,848 is being amortized over ten (10) years. The acquisition was recorded as a reverse merger.



                                       F10

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 5-     ACQUISITIONS (continued)

            In November 1998, the Company acquired 100% of 761395 Alberta Ltd., ("Alberta Ltd") an aircraft leasing company, from the president of the Company. (See Notes 3 and 11) The combination was accounted for using the purchase method. The resulting goodwill of $180,348 is being amortized over ten (10) years. In August, 1999 Alberta Ltd sold its aircraft and currently has no operations. As part of the aircraft sale, the Company expensed the balance of goodwill against the profit on the sale of the aircraft.

Note 6-     COMMITMENTS AND CONTINGENCIES

            Leases
            ------
            The Company entered into a lease agreement for office space which expires in the year 2000. Also, the Company entered into a sublease arrangement with a related party whereby approximately 50% of the Company's rent and certain fixed expenses are reimbursed to the Company. Rent expense for the Company for 1999 was approximately $18,000. Remaining commitments under this lease mature as follows:

                   Year ending
                   December 31,                 Amount
                   ------------                 ------
                    2000                 $            23,775
                                           ==================

            Other
            -----
            The Market Regulation Division of the National Association of Securities Dealers, Inc. has commenced an inquiry regarding the trading of the Company's stock. The Company is unable to predict the outcome of this matter.

Note 7-     SHORT-TERM BORROWINGS

            Debenture Payable
            -----------------

            On September 30, 1999, the Company issued to Generation Capital Associates ("GCA") convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into the Company's Common Stock at any time after September 30, 1999. Pursuant to the terms of the transaction, the Company issued 400,000 shares of The Company's common stock, which represents the shares underlying the convertible debentures ("Debenture Shares") to an escrow agent. The Debenture Shares held by the escrow agent represent the shares GCA is entitled to under the conversion provisions of the convertible debentures. The price at which the convertible debentures are converted shall be the average closing bid price of the Company's common stock quoted by Nasdaq Level III for a five-day trading period ending on the date prior to the date set forth on GCA's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event the Company does not register the Debenture shares under the Act by specific dates.

                                       F11

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 7-     SHORT-TERM BORROWINGS (continued)



                Short-term borrowings consisted of the following:                   December 31,                December 31,
                                                                                          1999                    1998
                                                                                          ----                    ----
                10% Demand note payable to the president
                     of the Company                                               $                 -     $           189,631
                Debenture payable                                                             250,000                       -
                                                                                    ------------------      ------------------
                                                                                  $           250,000     $           189,631
                                                                                    ==================      ==================

                At December 31, 1999 and 1998 the carrying value of short-term borrowings approximated fair values.

Note 8-         LONG-TERM DEBT

                Long-term debt consists of the following at:                        December 31,                December 31,
                                                                                          1999                    1998
                                                                                          ----                    ----

                12% term loan due February 10, 2003                               $                 -     $           198,325
                Floating rate term loan due December 17, 2000                                  34,563                  64,995
                                                                                    ------------------      ------------------
                                                                                               34,563                 263,320
                Less current portion                                                           34,563                  71,518
                                                                                    ------------------      ------------------
                                                                                  $                 0     $           191,802
                                                                                    ==================      ==================


            The 12% term loan requires monthly principal and interest payments of $7,785.56 Cdn (approximately $5,060.00 US) to maturity. The loan is secured by the Company's aircraft and engines. The loan payments are currently being paid for by the Company's President. In August, 1999 the Company sold the aircraft and paid off the 12% term loan due February 10, 2003.

            The floating rate (bank's prime plus 3%, currently 9 3/4%) term loan requires monthly principal payments of approximately $2,708 plus interest to maturity.

            At December 31, 1999 and 1998 the carrying values of long-term borrowings approximated their fair values.



                                       F12

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



    Note 9-     INCOME TAXES

                The provision (benefit) for income taxes consisted of the following (in thousands):




                                                                                           Year ended December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----
                Current:
                   Federal tax expense                                             $         (76,000)   $        (136,000)
                   State tax expense                                                         (25,000)             (40,000)
                Deferred:
                   Federal tax expense                                                        76,000              136,000
                   State tax expense                                                          25,000               40,000
                                                                                     ----------------     ----------------
                                                                                   $               -    $               -
                                                                                     ================     ================

                A reconciliation of differences between the statutory U.S. federal income tax rate and the
                Company's effective tax rate follows:

                                                                                           Year ended December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----

                Statutory federal income tax                                                     34%                  34%
                State income tax-net of
                     federal benefit                                                              6%                   6%
                Valuation allowance                                                             -40%                 -40%
                                                                                     ----------------     ----------------
                                                                                                  0%                   0%
                                                                                     ================     ================

                The components of deferred tax assets and liabilities were as follows:

                                                                                                December 31,
                                                                                          1999                 1998
                                                                                          ----                 ----
                Deferred tax assets:
                     Net operating loss carryforwards                              $         541,000    $         440,000
                                                                                     ----------------     ----------------
                     Total deferred tax assets                                               541,000              440,000
                     Valuation allowance                                                    (541,000)            (440,000)
                                                                                     ----------------     ----------------
                Net deferred tax assets                                            $               -    $               -
                                                                                     ================     ================



                                       F13

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 9-     INCOME TAXES (continued)

            SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 1999, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties as to the amount of taxable income that would be generated in future years.

            The Company recognized losses for the years ended December 31, 1999 and 1998. The amount of available additional net operating loss carry forwards are approximately $250,000 for 1999 $350,000 for 1998, $150,000 for 1997, $500,000 for 1996
            and $142,000 for 1995. The net operating loss carry forwards, if not utilized, will expire in the years 2001 through 2019.

Note 10-    FAIR VALUE OF FINANCIAL INSTRUMENTS

            The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value.

            Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.



                                                                                             December 31, 1999
                                                                                    Carrying Amount        Fair Value
                                                                                    ---------------        ----------
            Assets:
                 Cash                                                         $           216,993     $       216,993
                 Accounts receivable, net                                                  47,065              47,065


            The carrying amounts of cash and accounts receivable are a reasonable estimate of their fair market value.



                                       F14

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 11-     SHAREHOLDERS' EQUITY

             Common Stock
             ------------

             On February 12, 1998 the Company effected a one for ten reverse stock split of its common stock and changed the par value of the common stock from $.0001 per share to $.001 per share. All references to number of shares, except shares authorized, and to per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

             On February 26, 1998 the Company exchanged 1,500,000 shares of its common stock $.001 par value for 1,500,000 shares of Worldwide Online Corp. stock on a share for share basis.

             On February 27, 1998 the Company sold to unrelated third parties, under Rule 504 of the Securities and Exchange Act of 1933, as amended, for net proceeds of $100,000, 20,000 units consisting of one share of common stock $.001 par value, twenty-two (22) class A warrants, each warrant to purchase one share of the Company's common stock for $1.50 per share on or before March 30, 1998, and forty-five (45) class B warrants, each to purchase a share of the Company's common stock at any time after April 5, 1999 and expiring on April 5, 2001 for one dollar ($ 1.00) per share.

             On November 17, 1998 the Company sold to an unrelated third party, under Rule 504 of the Securities and Exchange Act of 1933, as amended, 240,000 $0.001 par value shares at one dollar ($1.00) per share, for net proceeds of $240,000. The proceeds of this offering were used to pay for the acquisition of 761395 Alberta Ltd.
             (See Notes 3 and 5)

             Stock sales under Securities and Exchange Commission Rule 504 of Regulation D:

             On March 21, 1999 the Company sold 200,000 shares of $.001 par value common stock in a private placement for net proceeds to the Company of $200,000. Approximately $190,000 of the proceeds was used to complete the acquisition of 761395 Alberta Ltd., a company owned by the President of World Wide Data, Inc.

             On April 6, 1999 the Company sold 65,000 shares of $.001 par value common stock in a private placement for net proceeds of $65,000 for working capital.

             On September 30, 1999 as part of the sale of the convertible debenture (Note 7), the Company issued 400,000 shares of common stock to be held in escrow in the event of the exercise of the convertible debenture. These shares while issued are not considered outstanding.



                                       F15

                              WORLDWIDE DATA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999



Note 11-     SHAREHOLDERS' EQUITY (continued)

             Warrants

             In connection with the debenture financing on September 30, 1999 (Note 7) the Company issued 25,000 cashless warrants to purchase the Company's common stock at $2.50 per share until September 30, 2004.

             During 1998 all 440,000 class A warrants issued as part of the February 27, 1998 unit sale were exercised for $660,000 net proceeds to the Company. The 900,000 class B warrants issued as part of the same unit sale remain outstanding as of December 31, 1999.

             The per share exercise price of the outstanding warrants at December 31, 1999 are as follows:

               Shares            Exercise Price           Year of Expiration
               -------           --------------           ------------------
               900,000                 $1.00                   2001
                25,000                 $2.50                   2004



             The following is a summary of warrant transactions:                            Year ended December 31,
                                                                                         1999                    1998
                                                                                         ----                    ----
                       Outstanding at beginning of period                                  900,000                       -
                       Issued as part of unit sale                                               -               1,340,000
                       New warrants issued                                                  25,000                       -
                       Exercised during the period                                               -                (440,000)
                                                                                 ------------------      ------------------
                       Outstanding and eligible for exercise                               925,000                 900,000
                                                                                 ==================      ==================


Note 12-     GOING CONCERN MATTERS

             The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended December 31, 1999 and 1998, the Company incurred losses of $248,803 and $443,158, respectively, and has not made a profit in any year since its inception. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

             The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing or refinancing as may be required to ultimately attain profitability. The Company is also actively pursuing additional equity financing through stock sales (Note 11) and the exercise of its outstanding warrants.

                                       F16

                                     EXPERTS

     The audited balance sheets of the Company as at December 31, 1999 and 1998 and the audited Statements of Operations, Statements of Stockholders' Equity and Statements of Cash Flows for the years ended December 31, 1999 and 1998 have been included herein and in the Registration Statement in reliance upon the report, appearing elsewhere herein, of Kempisty & Company Certified Public Accountants, P.C., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the Selling Stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.



                                                                    Amount
                                                                   ----------

SEC registration fee.............................................  $ 1,079.03
Accounting fees and expenses.....................................      20,000
Legal fees and expenses..........................................      50,000
Printing expenses................................................       5,000
Miscellaneous fees and expenses..................................         300

Total............................................................  $76,379.03
                                                                   ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          We are permitted to indemnify its directors and officers in accordance with and as limited by its Certificate of Incorporation, By-laws and Delaware and federal law.

          The relevant provisions in our Certificate of Incorporation and By-laws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successfully, might otherwise have benefited the Company and its stockholders. However, we believe the relevant provisions of its By-laws and Certificate of Incorporation is necessary to attract and retain qualified persons as directors and officers.

          For liabilities against directors and officers arising under the federal securities laws, the Securities and Exchange Commission has stated that, in its opinion, indemnification of directors and officers for such liabilities is against public policy and is therefore unenforceable.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

          We have effected various sales of unregistered securities. In issuing unregistered shares, we relied on the exemption from registration provisions as promulgated under Section 4(2) of the Securities Act of 1933 or Rule 504 of Regulation D promulgated under the Securities Act for issuer transactions not involving a public offering (as defined). Principals of each transaction were aware and represented that they were taking the shares for investment purposes and not with the view to distributing the same and further represented that they were aware of the restricted nature of the securities and that the same could not be transferred or resold absent a Registration Statement, in effect for the same or an exemption therefrom, or otherwise sold in reliance on Rule 144.

          In connection with a Financial Advisor Agreement dated January 31, 2000 between the Company and A-Z Professional Consultants, Inc. whereby the Company retained A-Z Profesional Consultants, Inc. to provide the Company advice with respect to possible mergers, acquisitions, strategic partnership and other similar arrangements, the Company issued A-Z Professional Consultants, Inc. 300,000 restricted shares of the Company's Common Stock as compensation for services to be rendered to the Company under the Agreement.

          In connection with a financing transaction which closed on September 30, 1999, we issued to Generation Capital Associates convertible debentures in the aggregate principal amount of $250,000 for $250,000. The debentures are convertible into our Common Stock at any time after September 30, 1999.
Pursuant to the terms of the transaction, we issued 400,000 shares of our Common Stock, which represent the shares underlying the convertible debentures to an escrow agent. The debenture shares held by the escrow agent represent the shares. Generation is entitled to under the convertible debentures' conversion provisions. The price at which the convertible debentures are converted shall be the average closing bid price of our Common Stock quoted by Nasdaq level III for a five-day trading period ending on the date prior to the date set forth on Generation's conversion notice times (x) 60% (the "Multiplier"). The Multiplier is subject to being decreased in the event we do not register the debenture shares under the Securities Act. Although 400,000 of such shares are held in escrow for the benefit of Generation in connection with a convertible debenture financing transaction which closed on September 30, 1999, and such 400,000 shares held in escrow for the benefit of Generation, together with the Generation warrant, represent approximately 11.2% of our issued and outstanding Common Stock, the terms of the convertible debentures provide that in no event shall the holder(s) of the convertible debentures and/or the Generation warrant be permitted to convert any debenture or exercise the Generation warrant to the extent that such conversion or exercise would cause any such holder to be the beneficial owner of more than 5% of the then outstanding Common Stock.

          In connection with the financing transaction which closed on September 30, 1999, we issued to Generation 25,000 cashless exercise warrants to purchase 25,000 shares of our Common Stock exercisable at $2.50 for five years until September 30, 2004. The Generation warrant has a value of $250.00 ($0.01 per warrant). The shares of our Common Stock are issuable upon the exercise of the Generation warrant.

          Pursuant to a Purchase Agreement dated March 19, 1999, we sold Montaque Securities International Ltd., a Bahamian corporation, 200,000 shares of our Common Stock at a purchase price of $1.00 per share.

          Pursuant to a Purchase Agreement dated April 6, 1999, we sold Montaque Securities International Ltd., a Bahamian corporation, 65,000 shares of the our Common Stock at a purchase price of $1.00 per share.

          Pursuant to Purchase Agreement dated November 17, 1998, we sold to CBC Holdings, Inc., a Bahamian corporation, 240,000 shares of our Common Stock at a purchase price of $1.00 per share. We effected the transaction with CBC Holdings, Inc. to partially finance the purchase of all of the outstanding Common Stock of 761395 Alberta Ltd., an Alberta corporation, which is wholly owned by Bronson B. Conrad, our President, Secretary, Treasurer and Sole Director.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to Gold Coast International Ltd., a Bahamian corporation, 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase a share of our Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. Gold Coast International Ltd. exercised its Class A Warrants and purchased 110,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to Sunnyview International Ltd., a Bahamian corporation, 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of our Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. Sunnyview International Ltd. exercised a portion of its Class A Warrants and purchased 55,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to KEW Holdings Ltd., a Bahamian corporation, 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of our Common Stock at any time after April 5, 1999 but before April 5, 2001 at an exercise price of $1.00. KEW Holdings Ltd. exercised its Class A Warrants and purchased 110,000 shares of our Common Stock underlying such warrants.

          Pursuant to Purchase Agreement dated February 27, 1998, we sold to JBS Holdings Ltd., a Bahamian corporation, 5,000 Units at a purchase price of $5.00 per Unit. Each Unit consisted of one share of our Common Stock, 22 Class A Warrants (each to purchase one share of our Common Stock on or before July 31, 1998 at an exercise price of $1.50) and 45 Class B Warrants (each to purchase one share of our Common Stock at any time after April 5,

1999 but before April 5, 2001 at an exercise price of $1.00. JBS Holdings Ltd.. exercised a portion of its Class A Warrants and purchased 55,000 shares of our Common Stock underlying such warrants.

          In connection with a Share Exchange Agreement dated as of February 27, 1998 by and among our Company, Bridgewater Capital Corp. and Bronson B. Conrad (Conrad, together with Bridgewater, the "WWOC Shareholders"), we exchanged 1,500,000 shares of our Common Stock with the WWOC Shareholders for an aggregate of 1,500,000 shares of Common Stock of WWOC in the amounts and proportions as set forth below:


                                                            No. of Worldwide Data, Inc.
Seller            No. of WWOC Shares Exchanged                    Shares Received
------            ----------------------------                    ---------------
Conrad                                1                                    1

Bridgewater                   1,500,000                            1,500,000


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a)   Exhibits

Exhibit No.  DESCRIPTION

  3.1        Certificate of Incorporation of the
             Company
  3.2        Bylaws of the Company
  4.1        Warrant Certificate issued to Gold Coast for 225,000 warrants to purchase common stock of the Company, dated
             February 27, 1998
  4.2        Warrant Certificate issued to Sunnyview for 225,000 warrants to purchase common stock of the Company dated
             February 27, 1998
  4.3        Warrant Certificate issued to Kew for 225,000 warrants to purchase common stock of the Company dated February 27,
             1998
  4.4        Warrant Certificate issued to JBS for 225,000 warrants to purchase common stock of the Company dated February 27,
             1998
  5.1        Opinion of Heller Ehrman White & McAuliffe LLP (to be filed by amendment)
 10.1        Convertible Debenture of Worldwide Data, Inc.(the "Company") in the amount of $50,000 issued to Generation Capital
             Associates ("GCA") dated  September 30, 1999
 10.2        Financing Terms Agreement by and between the Company and GCA dated September 20, 1999;
 10.3        Warrant Certificate for 25,000 shares of common stock of the Company issued to GCA dated September 27, 1999
 10.4        Escrow Agreement by and between the Company and GCA dated September 20, 1999
 10.5        Purchase Agreement by and between the Company and Montague Securities International Ltd., dated April 6, 1999
 10.6        Purchase Agreement by and between the Company and Montaque Securities International Ltd dated March 19, 1999.
 10.7        Purchase Agreement by and between the Company and CBC Holdings, Inc., dated November 17, 1998
 10.8        Stock Purchase Agreement by and among the Company, Bronson B. Conrad and 761395 Alberta ("Alberta") Ltd.dated
             November 17, 1998
 10.9        Aircraft Security Agreement  by and between the Company and Alberta dated March 10, 1998
10.10        Stock Exchange Agreement by and between the Company, Bridgewater Capital Corp.and Conrad, dated February 27, 1999

10.11        Purchase Agreement by and between the Company and Gold Coast International Ltd.("Gold Coast") dated February
             27, 1998
10.12        Purchase Agreement by and between the Company and Sunnyview International Ltd.("Sunnyview") dated February 27, 1998
10.13        Purchase Agreement by and between the Company and KEW Holdings Ltd. ("Kew") dated February 27, 1998
10.14        Purchase Agreement by and between the Company and JBS Holdings Ltd., ("JBS") dated February 27, 1998
10.15        Guaranty of Bronson B. Conrad to Worldwide Data, Inc. relating to US$177,685 Promissory Note.
10.16        Advisory Agreement between the Company and A-Z Professional Consultants, Inc. dated January 31, 2000.
20.1         Promissory Note for $189,631.58 by and between the Company and Conrad dated November 17, 1998
20.2         Promissory Note for CDN $350,000 by and between 761395 Alberta Ltd, Bronson B. Conrad and Textron Financial
             Corporation
20.3         Promissory Note for US$177,685 by and between Am Can Minerals Limited, Worldwide Data, Inc.
23.1         Consent of Kempisty & Company, Certified Public Accountants
23.2         Consent of Heller Ehrman White & McAullife LLP to be filed by amendment (included in the opinion filed as
             Exhibit 5.1 hereto)
24.1         Power of Attorney (contained on page II-5 hereto)
27           Financial Data Schedule (b)  Financial Statement Schedules

   All schedules have been omitted because the information required to be set forth in the schedules is not applicable or is shown in the financial statements or notes to the financial statements.

ITEM 17.  UNDERTAKINGS


   (a)  The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

   (i)    To include any prospectus required by Section 10(a)(3) of the Act;

   (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

               (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, on the 11th day of February, 2000.


                              WORLDWIDE DATA, INC.

                           By: /s/ BRONSON B. CONRAD
                           -------------------------
               President, Secretary, Treasurer and Sole Director

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                      TITLE                                                        DATE
----                      -----                                                        ----

/s/ BRONSON B. CONRAD     President, Secretary, Treasurer and Sole Director            March 16, 2000
---------------------     (Principal Financial Officer)

/s/ ROMEO COLACITTI       Chief Executive Officer                                      March 16, 2000
-------------------       (Principal Executive Officer)

                               POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below appoints Bronson B. Conrad his true and lawful attorneys-in-fact and agent with full power of substitution and resubstitution, for him/ and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME                      TITLE                                                        DATE
----                      -----                                                        ----

/s/ BRONSON B. CONRAD     President, Secretary, Treasurer and Sole Director            March 16, 2000
---------------------     (Principal Financial Officer)

/s/ ROMEO COLACITTI       Chief Executive Officer                                      March 16, 2000
-------------------       (Principal Executive Officer)